Exhibit 17.1

November 21, 2008

Battery Control Corp.
20 a Sharei Torah Street
Jerusalem
Israel

Dear Sirs:

Please be advised that I hereby resign as President and a Director of Battery Control Corp, effective immediately.

My resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company’s operations, policies or practices.

Sincerely,

Nocham Kiper